China Energy Recovery, Inc.
7F, De Yang Garden
No. 267 Qu Yang Road
Hongkou District, Shanghai
Shanghai, China 200081

September 4, 2008

VIA EDGAR AND FACSIMILE (202) 772-9368

Pamela Long
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:         China Energy Recovery, Inc.
Registration Statement on Form S-1
File No. 333-150659

Dear Ms. Long:

On behalf of China Energy Recovery, Inc. (the “Company”), we hereby request acceleration of the effective date of the above-referenced registration statement to September 8, 2008 at 5:00 p.m. (Eastern Standard Time), or as soon as practicable thereafter.

In connection with our request for acceleration, we hereby acknowledge the following:

(a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me. Thank you.

Very truly yours,

/s/ Qinghuan Wu

Qinghuan Wu
Chief Executive Officer

cc: Adam J. Agron